December 15, 2010

VIA EDGAR

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	CIRCOR International, Inc.
Registration Statement on Form S-3/A
Filed December 3, 2010
File No. 333-170334

Dear Ms. Long:

This letter is submitted on behalf of CIRCOR International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-3/A (file No. 333-170334) (the “Registration Statement”) as set forth in your letter dated December 9, 2010 addressed to Alan J. Glass, Esq., Vice President, General Counsel and Secretary of the Company (the “Comment Letter”).

Amendment No. 2 to the Registration Statement is being filed on behalf of the Company with the Commission on December 15, 2010.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Description of the Securities, page 8

Description of Units, page 8

Comment No. 1

We note your statement that you “may issue units comprised of shares of preferred stock, shares of common stock, warrants, debt securities and other securities in any combination.” Please remove the reference to “other securities” both here and in your legal opinion.

Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

December 15, 2010

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Response to Comment No. 1

The Company hereby acknowledges that the term “other securities” as used in the description of the units registered on the Registration Statement (the “Units”) was only intended to refer to the other securities of the Company being registered on the Registration Statement (i.e., common stock, preferred stock, warrants or debt securities). In addition, the Company hereby acknowledges and agrees that in any prospectus used to offer securities covered by the Registration Statement that includes a description of the Units, the Company will remove the reference to “other securities” in the description of the Units.

The Company also advises the Staff that Exhibit 5.1 to the Registration Statement has been revised in response to the Staff’s comment.

*        *        *         *

Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

December 15, 2010

3 of 3

If you should have any questions concerning the enclosed matters, please contact the undersigned at 781-270-1200 or by facsimile at 781-270-1299.

Very truly yours,

/s/ Alan J. Glass, Esq.
Alan J. Glass, Esq.
Vice President, General Counsel and Secretary
CIRCOR International, Inc.

Cc:	Frederic M. Burditt, Vice President, Chief Financial Officer and Treasurer

CIRCOR International, Inc.

David F. Dietz, Esq.

Goodwin Procter LLP